No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Ha Nam, Vietnam, November 10, 2014 - Honda Vietnam Co., Ltd., a Honda motorcycle and automobile sales and production joint venture in Vietnam, today held an inauguration ceremony of the third motorcycle production plant in Ha Nam Province. Vice Prime Minister of The Socialist Republic of Vietnam Hoang Trung Hai and representatives of governmental and local authorities participated in the ceremony.

The third motorcycle production plant is located in an area of 270,000 m2 at Dong Van II Industrial Zone in Ha Nam Province, which is 40 km to the South from Hanoi. This plant has an initial capital investment of about USD 120 million with annual production capacity of 500,000 units.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 13, 2014

Honda Vietnam to Inaugurate the Third Motorcycle Production Plant in Vietnam

Ha Nam, Vietnam, November 10, 2014 - Honda Vietnam Co., Ltd., a Honda motorcycle and automobile sales and production joint venture in Vietnam, today held an inauguration ceremony of the third motorcycle production plant in Ha Nam Province. Vice Prime Minister of The Socialist Republic of Vietnam Hoang Trung Hai and representatives of governmental and local authorities participated in the ceremony.

The third motorcycle production plant is located in an area of 270,000 m2 at Dong Van II Industrial Zone in Ha Nam Province, which is 40 km to the South from Hanoi. This plant has an initial capital investment of about USD 120 million with annual production capacity of 500,000 units.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2014/c141110Vietnam-Third-Motorcycle-Production-Plant/index.html